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FEB 10 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51300

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Smith Point Capital, Ltd

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

322 Circle Park Place

(No. and Street)

Chapel Hill (City) NC (State) 27517 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Larry Forrest (Name) 919-903-8442 (Area Code – Telephone Number) larry@smithpointcapital.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC

(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168 (Address) Sugar Land (City) Texas (State) 77479 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Forrest, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Smith Point Capital, Ltd, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of: NC
County of: Guilford

[signature]
Notary Public

PATTI W GORDON NOTARY MY COMMISSION EXPIRES 12/6/2022 PUBLIC GUILFORD COUNTY, NC

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Smith Point Capital Ltd.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2021

The accompanying notes are an integral part of these financial statements.

TABLE OF CONTENTS

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Smith Point Capital, Ltd

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Smith Point Capital, Ltd as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Smith Point Capital, Ltd as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Smith Point Capital, Ltd's management. Our responsibility is to express an opinion on Smith Point Capital, Ltd's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Smith Point Capital, Ltd in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Smith Point Capital, Ltd's financial statements. The supplemental information is the responsibility of Smith Point Capital, Ltd's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Smith Point Capital, Ltd's auditor since 2019.

Sugar Land, Texas

February 3, 2022

Smith Point Capital Ltd.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2021

ASSETS	
Current Assets	
Checking/Savings	
Clearing Account	**28,844.28**
Wells Fargo	**510.02**
Wells Fargo Money Market	**9,876.59**
Total Checking/Savings	**39,230.89**
TOTAL ASSETS	**39,230.89**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**9,671.49**
TOTAL LIABILITIES	**9,671.49**
Equity	
Contributed Capital	**62,915.95**
Retained Earnings	**-33.356.55**
Total Equity	**29,559.40**
Total Liability and Equity	**39,230.89**

The accompanying notes are an integral part of these financial statements.

Smith Point Capital Ltd

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2021

Interest Income	1.04
Ordinary Income/Expense	
Expense	
Communications	170.60
Insurance	
Fidelity Bond	433.00
Professional Fees	
FINRA Fees	1,495.00
Legal and Accounting Fees	4,000.00
Total Expense	6,098.60
Net Income	**(6,097.56)**

The accompanying notes are an integral part of these financial statements.

Smith Point Capital Ltd.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2021

OPERATING ACTIVITIES	
Net Income	(6,098)
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Payable	**6,099**
Net cash provided by Operating Activities	**1**
Net Increase (Decrease) in cash	**1**
Cash at beginning of period	39,230
Cash at end of period	**39,231**

The accompanying notes are an integral part of these financial statements.

Smith Point Capital Ltd.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2021

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at December 31, 2020	1,000	1,000	1,000	61,915	-	-	(27,259)	35,657
Net Income	-	-	-	-	-	-	(6,098)	(6,098)
Capital Transactions	-	-	-	-	-	-		-
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2021	1,000	1,000	1,000	61,915	-	-	(33,357)	29,559

The accompanying notes are an integral part of these financial statements.

Smith Point Capital Ltd.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2021

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Smith Point Capital, LTD (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Smith Point Capital, LTD (the "Company") , is organized under the laws of the state of North Carolina to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company is licensed to operate in all fifty states. The Company is broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Description of Business

The Company is engaged in business as a securities broker – dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recognized and recorded by the Company when performance obligations are met.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $29,559 which was $24,559 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 33%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of

total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1 as of December 31, 2021.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(2)(ii).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2021, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 3, 2022, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements

Note G - Going Concern

Current net capital far exceeds the $5,000 minimum net capital requirement. Should Smith Point ever need capital the current owner of Smith Point has pledged to provide additional needed capital.

Smith Point Capital, Ltd
Supplementary Schedule I - Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31,2021

Computation of Net Capital

Stockholder's Equity	$ 29,559
Non-Allowable Assets	
Total Non-Allowable Assets	0
Haircuts on Securities Positions	
Securities Haircuts	0
Undue Concentration Charges	0
Total Haircuts on Securities Positions	0
Net Allowable Capital	$ 29,559

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 645
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 24,559

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 9,671
Percentage of Aggregate Indebtedness to Net Capital	32.72%

There are no Material differences between the computation of net capital presented above and the computations of net capital reported in the Company's corresponding unaudited form X-17A-5, part IIA filing as of December 31, 2021.

The accompanying notes are an integral part of these financial statements.

Smith Point Capital Ltd.
Schedule II – Computation for Determining of Reserve Requirements Pursuant to SEA Rule 15c3-3
As of and for the Year-Ended December 31. 2021

A computation of reserve requirements is not applicable to Smith Point Capital LTD as the company qualifies for exemption under Rule 15c3-3.

The accompanying notes are an integral part of these financial statements.

Smith Point Capital Ltd.
Schedule III – Information Relating to Possession or Control Requirements Pursuant to SEA Rule 15c3-3
As of and for the Year-Ended December 31. 2021

Information relating to possession or control requirements is not applicable to Smith Point Capital Ltd as the company qualifies for exemption under Rule 15c3-3.

The accompanying notes are an integral part of these financial statements.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Smith Point Capital, Ltd

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Smith Point Capital, Ltd identified the following provisions of 17 C.F.R. §15c3-3(k) under which Smith Point Capital, Ltd claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Smith Point Capital, Ltd stated that Smith Point Capital, Ltd met the identified exemption provisions from January 1, 2021 through December 31, 2021 without exception. Smith Point Capital, Ltd's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Smith Point Capital, Ltd's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.
February 3, 2022

Smith Point Capital Ltd

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Smith Point Capital Ltd.,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;

2. We have met the identified exemption from January 1, 2021 through December 31, 2021 without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Larry Forrest
CEO
Smith Point Capital Ltd.

Date 1/28/22